UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

WL Ross & Co. LLC 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone Number: (212) 826-1100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2014

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269279402	Page	2	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,104,050 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,104,050 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,104,050 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WL Ross & Co. LLC is the investment manager of WLR IV Exco AIV One, L.P. (“Fund IV AIV One”), WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”), WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”), WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”), WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”), WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”), WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”), WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”).  Fund IV AIV One holds directly 6,342,150 shares of common stock of the Issuer, Fund IV AIV Two holds directly 6,347,116 shares of common stock of the Issuer, Fund IV AIV Three holds directly 6,343,595 shares of common stock of the Issuer, Fund IV AIV Four holds directly 6,342,477 shares of common stock of the Issuer, Fund IV AIV Five holds directly 6,344,754 shares of common stock of the Issuer, Fund IV AIV Six holds directly 6,344,076 shares of common stock of the Issuer, , Co-Invest Fund AIV holds directly 9,406,144 shares of common stock of the Issuer; WLR/GS Fund AIV holds directly 3,488,710 shares of common stock of the Issuer and Parallel Fund holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV One; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Two; (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Three; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Four; (v) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Five; (vi) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Six; (vii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (viii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (ix) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	3	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	4	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	5	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	6	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Exco AIV One, L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,342,150 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,342,150 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,342,150 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV Exco AIV One, L.P. (“Fund IV AIV One”) holds directly 6,342,150 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One.  WL Ross & Co. LLC is the investment manager of Fund IV AIV One.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV One.

CUSIP No.	269279402	Page	7	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Exco AIV Two, L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,347,116 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,347,116 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,347,116 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”) holds directly 6,347,116 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV Two.  WL Ross & Co. LLC is the investment manager of Fund IV AIV Two.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV Two.

CUSIP No.	269279402	Page	8	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV XCO AIV Three, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,343,595 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,343,595 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,343,595 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV XCO AIV Three, L.P. (“Fund IV AIV Three”) holds directly 6,343,595 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV Three.  WL Ross & Co. LLC is the investment manager of Fund IV AIV Three.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV Three.

CUSIP No.	269279402	Page	9	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV XCO AIV Four, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,342,477 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,342,477 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,342,477 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV XCO AIV Four, L.P. (“Fund IV AIV Four”) holds directly 6,342,477 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV Four.  WL Ross & Co. LLC is the investment manager of Fund IV AIV Four.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV Four.

CUSIP No.	269279402	Page	10	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV XCO AIV Five, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,344,754 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,344,754 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,344,754 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV XCO AIV Five, L.P. (“Fund IV AIV Five”) holds directly 6,344,754 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV Five.  WL Ross & Co. LLC is the investment manager of Fund IV AIV Five.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV Five.

CUSIP No.	269279402	Page	11	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV XCO AIV Six, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,344,076 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,344,076 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,344,076 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV XCO AIV Six, L.P. (“Fund IV AIV Six”) holds directly 6,344,076 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV Six.  WL Ross & Co. LLC is the investment manager of Fund IV AIV Six.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV Six.

CUSIP No.	269279402	Page	12	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,406,144 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,406,144 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,406,144 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 9,406,144 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	13	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,488,710 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,488,710 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,488,710 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 3,488,710 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	14	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 145,028 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 145,028 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,028 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV Exco AIV One, L.P. (“Fund IV AIV One”), WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”), WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”), WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”), WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”). WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six  and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	15	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 145,028 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 145,028 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,028 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (See Item 5)
14	TYPE OF REPORTING PERSON CO
(1)
WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV Exco AIV One, L.P. (“Fund IV AIV One”), WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”), WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”), WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”), WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”). WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six  and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	16	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 145,028 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 145,028 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,028 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV Exco AIV One, L.P. (“Fund IV AIV One”), WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”), WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”), WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”), WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”).  WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six  and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	17	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,488,710 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,488,710 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,488,710 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 3,488,710 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

Accordingly, WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	18	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,406,144 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,406,144 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,406,144 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 9,406,144 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

Accordingly, WLR Select Associates LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	19	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,209,196 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,209,196 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,209,196 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR IV Exco AIV One, L.P. (“Fund IV AIV One”) holds directly 6,342,150 shares of common stock of the Issuer, WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”) holds directly 6,347,116 shares of common stock of the Issuer, WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”) holds directly 6,343,595 shares of common stock of the Issuer, WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”) holds directly 6,342,477 shares of common stock of the Issuer, WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) holds directly 6,344,754 shares of common stock of the Issuer and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”) holds directly 6,344,076 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six.  WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six  and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”), which holds directly 145,028 shares of common stock of the Issuer.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV One; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV Two; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV Three; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV Four; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV Five; (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV Six; and (vii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	20	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,104,050 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,104,050 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,104,050 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV Exco AIV One, L.P. (“Fund IV AIV One”) holds directly 6,342,150 shares of common stock of the Issuer, WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”) holds directly 6,347,116 shares of common stock of the Issuer, WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”) holds directly 6,343,595 shares of common stock of the Issuer, WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”) holds directly 6,342,477 shares of common stock of the Issuer, WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) holds directly 6,344,754 shares of common stock of the Issuer and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”) holds directly 6,344,076 shares of common stock of the Issuer. WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 9,406,144 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 3,488,710 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.   WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV One; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Two; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Three; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Four; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Five; (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Six; (vii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (viii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (ix) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	21	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,104,050 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,104,050 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,104,050 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR IV Exco AIV One, L.P. (“Fund IV AIV One”) holds directly 6,342,150 shares of common stock of the Issuer, WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”) holds directly 6,347,116 shares of common stock of the Issuer, WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”) holds directly 6,343,595 shares of common stock of the Issuer, WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”) holds directly 6,342,477 shares of common stock of the Issuer, WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) holds directly 6,344,754 shares of common stock of the Issuer and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”) holds directly 6,344,076 shares of common stock of the Issuer. WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 9,406,144 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 3,488,710 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV One; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Two; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Three; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Four; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Five; (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Six; (vii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (viii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (ix) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	22	of	22

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER 51,104,050 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER 51,104,050 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,107,800 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN
(1)
WLR IV Exco AIV One, L.P. (“Fund IV AIV One”) holds directly 6,342,150 shares of common stock of the Issuer, WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”) holds directly 6,347,116 shares of common stock of the Issuer, WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”) holds directly 6,343,595 shares of common stock of the Issuer, WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”) holds directly 6,342,477 shares of common stock of the Issuer, WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) holds directly 6,344,754 shares of common stock of the Issuer and WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”) holds directly 6,344,076 shares of common stock of the Issuer. WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 9,406,144 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 3,488,710 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P..

Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV One; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Two; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Three; (iv) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Four; (v) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Five; (vi) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV Six; (vii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (viii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (ix) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

Wilbur L. Ross, Jr. is a director of the Issuer.  Mr. Ross is deemed to beneficially own 3,750 shares of common stock of the Issuer in respect of currently exercisable options directly owned by Mr. Ross.  In addition, Mr. Ross directly owns options, which are not exercisable in the next 60 days, to purchase 6,250 shares of common stock of the Issuer.  All such options were automatically granted to Mr. Ross pursuant to the Issuer’s 2007 Director Plan.

Item 1. Security and Issuer

This Amendment No. 11 (this “Amendment No. 11”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the SEC on January 25, 2011, Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the SEC on January 27, 2011, Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the SEC on February 4, 2011, Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the SEC on July 28, 2011, Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed with the SEC on August 8, 2011, Amendment No. 6 (“Amendment No. 6”) to the Statement on Schedule 13D filed with the SEC on August 31, 2011, Amendment No. 7 (“Amendment No. 7”) to the Statement on Schedule 13D filed with the SEC on February 7, 2012, Amendment No. 8 (“Amendment No. 8”) to the Statement on Schedule 13D filed with the SEC on March 5, 2012, Amendment No. 9 (“Amendment No. 9”) to the Statement on Schedule 13D filed with the SEC on November 25, 2013 and Amendment No. 10 (“Amendment No. 10”) to the Statement on Schedule 13D filed with the SEC on December 17, 2013 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 11, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting the first sentence thereof and replacing it with the following:

The names of the persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•
WL Ross & Co. LLC, the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund (each as defined below).

•	WLR Recovery Fund IV XCO AIV I, L.P., an alternative investment vehicle for WLR Recovery Fund IV, L.P. (“Fund IV”) (“Fund IV AIV I”).

•	WLR Recovery Fund IV XCO AIV II, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV II”).

•	WLR Recovery Fund IV XCO AIV III, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV III”).

•	WLR IV Exco AIV One, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV One”).

•	WLR IV Exco AIV Two, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV Two”).

•	WLR IV Exco AIV Three, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV Three”).

•	WLR IV Exco AIV Four, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV Four”).

•	WLR IV Exco AIV Five, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV Five”).

•	WLR IV Exco AIV Six, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV Six”).

•	WLR Select Co-Investment XCO AIV, L.P., an alternative investment vehicle for WLR Select Co-Investment, L.P. (“Co-Invest Fund AIV”).

•	WLR/GS Master Co-Investment XCO AIV, L.P., an alternative investment vehicle for WLR/GS Master Co-Investment L.P. (“WLR/GS Fund AIV”).

•	WLR IV Parallel ESC, L.P. (“Parallel Fund”).

•	Invesco Private Capital, Inc., the managing member of INVESCO WLR IV Associates LLC.

•	INVESCO WLR IV Associates LLC, the general partner of Parallel Fund.

•	WLR Master Co-Investment GP, LLC, the general partner of WLR/GS Fund AIV.

•	WLR Select Associates LLC, the general partner of Co-Invest Fund AIV.

•	WLR Recovery Associates IV LLC, the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.

•	WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC.

•	El Vedado, LLC, the general partner of WL Ross Group, L.P.

•	Wilbur L. Ross, Jr., the Chairman and Chief Executive Officer of WL Ross & Co. LLC and managing member of El Vedado, LLC.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

51,104,050  of the 51,107,800 shares of Common Stock reported herein by the Reporting Persons were acquired for an aggregate purchase price of approximately $607,642,548 (excluding brokerage commissions). Such shares of Common Stock were acquired with cash from the limited partners of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund, and of certain affiliated funds for which the foregoing serve as alternative investment vehicles.

Wilbur L. Ross, Jr. is a director of the Issuer.  3,750 of the 51,107,800 shares of Common Stock reported herein by the Reporting Persons are deemed to be beneficially owned by Mr. Ross in respect of currently exercisable options directly owned by Mr. Ross.  All such options were automatically granted to Mr. Ross pursuant to the Issuer’s 2007 Director Plan.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Closing of the Investment Agreement and Rights Offering

Pursuant to the terms and conditions of the Investment Agreement and prior to the closing of the transactions contemplated by the Investment Agreement and the Rights Offering, Fund IV AIV I assigned certain rights and obligations under the Investment Agreement to Fund IV AIV One and Fund IV AIV Two, Fund IV AIV II assigned certain rights and obligations under the Investment Agreement to Fund IV AIV Three and Fund IV AIV Four, Fund IV AIV III assigned certain rights and obligations under the Investment Agreement to Fund IV AIV Five and Fund IV AIV Six, and Co-Invest Fund AIV assigned certain rights and obligations to purchase Unsubscribed Shares under the Investment Agreement to Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, WLR/GS Fund AIV and Parallel Fund.  Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund are collectively referred to as the “Closing Fund Parties”.

On January 17, 2014, the Closing Fund Parties closed the transactions contemplated by the Investment Agreement (the “Closing”), purchasing from the Issuer, in a private placement, (i) an aggregate of 7,876,019 shares of Common Stock in respect of the basic subscription right in the Rights Offering and (ii) an aggregate of 11,723,954 shares of Common Stock in respect of the over-subscription privilege in the Rights Offering.  The total purchase price in respect of the 19,599,973  shares of Common Stock purchased under the Investment Agreement by the Closing Fund Parties was $97,999,865.

Without limiting the foregoing, the Reporting Persons reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any.  Each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities or interests of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) engage in or encourage communications with, directly or through intermediaries, the Issuer, members of management, the Board, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions (including transactions in which the Reporting Persons and/or its affiliates may be proposed as acquirers) or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) As of the close of business on January 17, 2014, the Reporting Persons beneficially own, in the aggregate, a total of 51,107,800 shares of Common Stock, which represent approximately 18.7% of the Issuer’s outstanding Common Stock.  Fund IV AIV One holds directly 6,342,150 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, Fund IV AIV Two holds directly 6,347,116 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, Fund IV AIV Three holds directly 6,343,595 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, Fund IV AIV Four holds directly 6,342,477 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, Fund IV AIV Five holds directly 6,344,754 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, Fund IV AIV Six holds directly 6,344,076 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, Co-Invest Fund AIV holds directly 9,406,144 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock, WLR/GS Fund AIV holds directly 3,488,710 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock and Parallel Fund holds directly 145,028 shares of Common Stock, representing approximately 0.05% of the outstanding shares of Common Stock.  In addition, Wilbur L. Ross, Jr. is deemed to beneficially own 3,750 shares of common stock of the Issuer in respect of currently exercisable options directly owned by Mr. Ross.  As of the close of business on January 17, 2014, the number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated by reference into this Item 5 by reference). All percentages set forth in this paragraph are based on 272,820,969 shares of Common Stock outstanding as of January 17, 2014, as set forth in the Issuer’s Current Report on Form 8-K filed on January 17, 2014, after giving effect to the Rights Offering and the other transactions contemplated by the Investment Agreement.

Except for Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five,  Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund AIV, Parallel Fund and Wilbur L. Ross, Jr. (in each case, solely with respect to the securities directly held by each such Reporting Person), each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D should not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement. Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five,  Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund AIV, Parallel Fund and Wilber L. Ross, Jr. each disclaim beneficial ownership of the shares held directly by the other.

(c) No Reporting Person has effected any transaction in shares of Common Stock since Amendment No. 10, except as set forth in the attached Schedule I.

(e) Effective as of January 16, 2014, Fund IV AIV I, Fund IV AIV II and Fund IV AIV III ceased to be the beneficial owners of any shares of Common Stock of the Issuer (See Schedule I attached hereto).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Joinder Agreement to the Registration Rights Agreement and Registration Rights Agreement

At the Closing, the Issuer and the Closing Fund Parties executed a joinder agreement (the “Joinder Agreement”) to the First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated December 30, 2005, by and among EXCO Holdings Inc. and the Initial Holders (as defined in the Registration Rights Agreement), whereby shares owned by the Closing Fund Parties, including, without limitation, those acquired by the Closing Fund Parties in connection with the Closing, became subject to the Registration Rights Agreement.  The following is a summary of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, all holders of shares of Common Stock subject to the Registration Rights Agreement can require the Issuer to register their shares in certain circumstances. In addition, if the Issuer files a registration statement registering other shares of Common Stock, the holders of shares subject to the Registration Rights Agreement can require that the Issuer include their shares in such registration statement, subject to certain exceptions.

Under certain circumstances and subject to certain limitations, the Issuer may postpone a registration if the Issuer’s board of directors determines in good faith that effecting such a registration or continuing the disposition of Common Stock would have a material adverse effect on the Issuer, or would not be in the Issuer’s best interests. Furthermore, the underwriters of any underwritten offering may, subject to certain limitations, limit the number of shares included in the registration.

The provisions of the Registration Rights Agreement may not be amended, terminated or waived without the written consent of the Issuer, the holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement) then held by certain investor parties to the Registration Rights Agreement and the holders of a majority of the Registrable Securities then held by certain current or former management parties to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement and Joinder Agreement are qualified in their entirety by the Registration Rights Agreement and the Joinder Agreement, respectively, copies of which are attached hereto as Exhibits 99.7 and 99.9, respectively, and are incorporated herein by reference.  A copy of the Joint Filing Agreement by and among the Reporting Persons is attached as Exhibit 99.10 hereto.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.9	Joinder Agreement to Registration Rights Agreement, dated January 17, 2014, by and among the holders parties thereto and EXCO Resources, Inc.
Exhibit 99.10	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2014

WL ROSS & CO. LLC

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

[Signature Page to Schedule 13D Amendment 11]

WLR RECOVERY FUND IV XCO AIV I, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR RECOVERY FUND IV XCO AIV II, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR RECOVERY FUND IV XCO AIV III, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,

its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

[Signature Page to Schedule 13D Amendment 11]

WLR IV XCO AIV ONE, L.P.
By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR IV XCO AIV TWO, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR IV XCO AIV THREE, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

[Signature Page to Schedule 13D Amendment 11]

WLR IV XCO AIV FOUR, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR IV XCO AIV FIVE, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR IV XCO AIV SIX, L.P.

By:	WLR Recovery Associates IV LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

[Signature Page to Schedule 13D Amendment 11]

WLR SELECT CO-INVESTMENT XCO AIV, L.P.

By:	WLR Select Associates LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR/GS MASTER CO-INVESTMENT XCO AIV, L.P.

By:	WLR Master Co-Investment GP, LLC,

its General Partner

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV ASSOCIATES LLC,

its General Partner

By:	INVESCO Private Capital, Inc.,
its Managing Member

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

[Signature Page to Schedule 13D Amendment 11]

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,

its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR SELECT ASSOCIATES LLC

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WLR MASTER CO-INVESTMENT GP, LLC

By:	WL Ross Group, L.P.,

its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

[Signature Page to Schedule 13D Amendment 11]

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc.,
its Managing Member

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

EL VEDADO, LLC

By:	/s/ Michael J. Gibbons
Michael J. Gibbons, authorized person

WILBUR L. ROSS, JR.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

[Signature Page to Schedule 13D Amendment 11]

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share
Fund IV AIV One	1/16/2014	Assignment (assignee)	3,647,172 (1)	N/A
Fund IV AIV Two	1/16/2014	Assignment (assignee)	3,650,028 (2)	N/A
Fund IV AIV Three	1/16/2014	Assignment (assignee)	3,648,003 (3)	N/A
Fund IV AIV Four	1/16/2014	Assignment (assignee)	3,647,360 (4)	N/A
Fund IV AIV Five	1/16/2014	Assignment (assignee)	3,648,670 (5)	N/A
Fund IV AIV Six	1/16/2014	Assignment (assignee)	3,648,280 (6)	N/A
Fund IV AIV I	1/16/2014	Assignment (assignor)	3,647,172 (1)	N/A
Fund IV AIV I	1/16/2014	Assignment (assignor)	3,650,028 (2)	N/A
Fund IV AIV II	1/16/2014	Assignment (assignor)	3,648,003 (3)	N/A
Fund IV AIV II	1/16/2014	Assignment (assignor)	3,647,360 (4)	N/A
Fund IV AIV III	1/16/2014	Assignment (assignor)	3,648,670 (5)	N/A
Fund IV AIV III	1/16/2014	Assignment (assignor)	3,648,280 (6)	N/A
Fund IV AIV One	1/17/2014	Purchase	2,694,978	$5.00
Fund IV AIV Two	1/17/2014	Purchase	2,697,088	$5.00
Fund IV AIV Three	1/17/2014	Purchase	2,695,592	$5.00
Fund IV AIV Four	1/17/2014	Purchase	2,695,117	$5.00
Fund IV AIV Five	1/17/2014	Purchase	2,696,084	$5.00
Fund IV AIV Six	1/17/2014	Purchase	2,695,796	$5.00
Co-Invest Fund	1/17/2014	Purchase	1,881,229	$5.00
AIVWLR/GS Fund	1/17/2014	Purchase	1,482,462	$5.00
AIVParallel Fund	1/17/2014	Purchase	61,627	$5.00

(1) On January 16, 2014, Fund IV AIV I assigned 3,647,172 shares of Common Stock to Fund IV AIV One.

(2) On January 16, 2014, Fund IV AIV I assigned 3,650,028 shares of Common Stock to Fund IV AIV Two.

(3) On January 16, 2014, Fund IV AIV II assigned 3,648,003 shares of Common Stock to Fund IV AIV Three.

(4) On January 16, 2014, Fund IV AIV II assigned 3,647,360 shares of Common Stock to Fund IV AIV Four.

(5) On January 16, 2014, Fund IV AIV III assigned 3,648,670 shares of Common Stock to Fund IV AIV Five.

(6) On January 16, 2014, Fund IV AIV III assigned 3,648,280 shares of Common Stock to Fund IV AIV Six.